Exhibit 99.1

 Q4 2023 Update  February 6th, 2024  1

 Table of  Contents  Key Highlights  Financial Summary  MAUs & Subscribers  Product & Platform  Outlook  Financial Statements  Executive Summary  p.03  22  p.04  p.06  p.13  p.16  p.20  p.23

Executive Summary

We ended 2023 with strong Q4 performance, as all of our KPIs met or exceeded guidance. MAU net additions of 28 million surpassed guidance by 1 million. Subscriber net additions of 10 million were also ahead by 1 million. Revenue grew 20% Y/Y on a constant currency* basis, reflecting another ~300 bps of sequential acceleration vs. Q3'23. Gross Margin of 26.7% was also ahead and up 140 bps Y/Y, while Operating Loss of (€75) million was better due to lower marketing and personnel and related costs. Excluding €143 million in charges associated with efficiency actions taken late in the quarter (which were incorporated into guidance), we generated €68 million in Adjusted Operating Income*, more than double the Operating Income we achieved in Q3'23. Free Cash Flow* was €396 million in the quarter.

With revenue and profitability trends both inflecting favorably heading into 2024, we view the business as well positioned to deliver improving growth and profitability as we progress towards delivering against our Investor Day goals.

USER & FINANCIAL SUMMARY	Q4 2022	Q3 2023	Q4 2023	Y/Y	Q/Q
USERS (M)					
Total Monthly Active Users ("MAUs")	489	574	602	23%	5%
Premium Subscribers	205	226	236	15%	4%
Ad-Supported MAUs	295	361	379	28%	5%
FINANCIALS (€M)					
Premium	2,717	2,910	3,170	17%	9%
Ad-Supported	449	447	501	12%	12%
Total Revenue	**3,166**	**3,357**	**3,671**	**16%**	**9%**
Gross Profit	801	885	980	22%	11%
Gross Margin	**25.3%**	**26.4%**	**26.7%**	--	--
Operating (Loss)/Income	**(231)**	**32**	**(75)**	--	--
Operating Margin	(7.3%)	1.0%	(2.0%)	--	--
Net Cash Flows From Operating Activities	(70)	211	397	--	--
Free Cash Flow*	**(73)**	**216**	**396**	--	--

Spotify

* Constant Currency, Adjusted Operating Income and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

3

Key Highlights

MAU and Subscriber outperformance drives record full year results

- MAUs grew 23% Y/Y to 602 million, 1 million above guidance. Net additions of 28 million represented the second largest Q4 net addition performance in our history, contributing to record full year net additions of 113 million
- Premium Subscribers grew 15% Y/Y to 236 million, 1 million above guidance. Q4 net additions of 10 million contributed to record full year net additions of 31 million

Accelerating constant currency* Revenue growth and Gross Margin expansion

- Total Revenue grew 16% Y/Y to €3.7 billion
- On a constant currency* basis, Total Revenue grew 20% Y/Y vs. 17% in Q3'23
- Gross Margin finished at 26.7% (up 140 bps Y/Y)

9th Annual Spotify Wrapped Campaign draws more than 225 million MAU

- Users engaging with the 9th annual year-end Spotify Wrapped campaign grew more than 40% Y/Y across 170 markets
- Expanded the Spotify Audience Network into five new markets
- In November, incorporated over 200,000 audiobook titles into our Premium offering in the United States
- Unveiled our first ever personalized in-app Merch hub

Spotify

* Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.

4

 Results  Q4 2023 Actuals  Guidance  Total Revenue (€B)  In-line  €3.7  €3.7  Gross Margin  Above  26.7%  26.6%  Operating (Loss)/Income (€M)  Above  (€75)  (€93) - (€108)  Key Highlights: Actuals vs. Guidance  Users  Results  Q4 2023 Actuals  Guidance  Monthly Active Users (M)  Above  602  601  Premium Subscribers (M)  Above  236  235  Financials  6

 FINANCIAL  SUMMARY  6

 Financial Summary  * Free Cash Flow and Constant Currency adjusted measures (FXN) are non-IFRS measures. See “Use of Non-IFRS Measures” and “Reconciliation of IFRS to Non-IFRS Results” for additional information.  USER, FINANCIAL & LIQUIDITY SUMMARY  Q4 2022  Q1 2023  Q2 2023  Q3 2023  Q4 2023  Y/Y  Y/Y FXN*  USERS (M)  Total Monthly Active Users ("MAUs")  489  515  551  574  602  23%  --  Premium Subscribers  205  210  220  226  236  15%  --  Ad-Supported MAUs  295  317  343  361  379  28%  --  FINANCIALS (€M)  Premium  2,717  2,713  2,773  2,910  3,170  17%  21%  Ad-Supported  449  329  404  447  501  12%  17%  Total Revenue  3,166  3,042  3,177  3,357  3,671  16%  20%  Gross Profit  801  766  766  885  980  22%  26%  Gross Margin  25.3%  25.2%  24.1%  26.4%  26.7%  --  --  Total Operating Expenses  1,032  922  1,013  853  1,055  2%  6%  Operating (Loss)/Income  (231)  (156)  (247)  32  (75)  --  --  Operating Margin  (7.3%)  (5.1%)  (7.8%)  1.0%  (2.0%)  --  --  FREE CASH FLOW & LIQUIDITY (€M, unless otherwise denoted)  Net Cash Flows From Operating Activities  (70)  59  13  211  397  --  --  Free Cash Flow*  (73)  57  9  216  396  --  --  Cash & Cash Equivalents, Restricted Cash & Short Term Investments (€B)  3.4  3.5  3.5  3.8  4.3  --  --  7

 Revenue  Profitability  Free Cash Flow & Liquidity  Gross Margin was 26.7% in Q4, up 140 bps Y/Y reflecting:  Improved podcast and music profitability and  Other Cost of Revenue favorability, partially offset by  Audiobooks start-up costs and €4 million in net severance related charges  Operating Loss was (€75) million in Q4 and reflected €143 million in net severance related and real estate optimization charges, €139 million of which were included in Operating Expenses. Excluding these charges, Adjusted Operating Income* was €68 million and reflected:  Higher Social Charges, which were more than offset by  Lower marketing spend and personnel and related costs  Revenue of €3,671 million grew 16% Y/Y in Q4 (or 20% Y/Y constant currency*), reflecting:  Premium Revenue growth of 17% Y/Y (or 21% Y/Y constant currency*), led by subscriber gains and the effects of price increases; and  Ad-Supported Revenue growth of 12% Y/Y (or 17% Y/Y constant currency*)  Free Cash Flow* was €396 million in Q4. Our liquidity and balance sheet remained strong, with €4.3 billion in cash and cash equivalents, restricted cash and short term investments. At the end of Q4, our workforce consisted of 9,248 FTEs** globally.  Financial Summary  * Constant Currency adjusted measures, Adjusted Operating Income and Free Cash Flow are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  ** Includes employees impacted by December 2023 workforce reduction that remained on garden leave.  8

 Revenue  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information. ARPU means Premium Average Revenue per User.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  Premium growth led by subscribers and pricing  Premium Revenue grew 17% Y/Y to €3,170 million (or 21% Y/Y constant currency*), reflecting subscriber growth of 15% Y/Y and a Premium ARPU increase of 1% Y/Y to €4.60 (or up 5% Y/Y constant currency).  Excluding the impact of FX, ARPU performance was driven by price increase benefits, partially offset by product and market mix.  Ad-Supported Revenue hits all-time high  Ad-Supported revenue grew 12% Y/Y (or 17% Y/Y constant currency*), reflecting Y/Y growth across all regions. Music advertising revenue grew double-digits driven by growth in impressions sold and stable pricing.  Podcast advertising revenue grew in the healthy double-digit range, driven by significant growth in sold impressions across Original and Licensed podcasts and the Spotify Audience Network, partially offset by softer pricing. The Spotify Audience Network saw double digit Q/Q growth in participating publishers, shows and advertisers.  9

Gross Margin

Podcasting and Music gains + Other Cost of Revenue favorability aid expansion

Total Gross Margin


26.7%
Q4'19
Q4'20
Q4'21
Q4'22
Q4'23

Gross Margin finished at 26.7% in Q4, up 140 bps Y/Y. The Y/Y trend reflects improvement in podcasting, music and Other Cost of Revenue favorability, partially offset by audiobooks start-up costs and severance related charges.

Premium Gross Margin


29.1%
Q4'19
Q4'20
Q4'21
Q4'22
Q4'23

Premium Gross Margin was 29.1% in Q4, up 45 bps Y/Y. The Y/Y trend reflects improvement in music profitability (aided by Marketplace growth) and Other Cost of Revenue favorability, partially offset by audiobooks start-up costs and severance related charges.

Ad-Supported Gross Margin


11.6%
Q4'19
Q4'20
Q4'21
Q4'22
Q4'23

Ad-Supported Gross Margin was 11.6% in Q4, up 645 bps Y/Y. The Y/Y trend reflects improvement in podcast trends and music profitability as well as Other Cost of Revenue favorability, partially offset by severance related charges.

Spotify

10

 Operating Expenses grew 2% Y/Y (or 6% constant currency*) due primarily to €139 million in charges related to  efficiency efforts, which contributed ~1,300 bps to Y/Y growth. Additionally, Y/Y changes in Social Charge movements of €32 million impacted Y/Y expense growth by ~300 bps. The Y/Y decline in all other Operating Expenses reflected lower marketing expenses and a decrease in personnel and related costs in the quarter.  As a reminder, Social Charges are payroll taxes associated with employee salaries and benefits in select countries where we operate. Since a portion of these taxes is tied to the intrinsic value of share-based compensation awards, movements in our stock price can lead to fluctuations in the taxes we accrue. This resulted in Social Charges related to share-based compensation of €33 million in the current period vs. €1 million in the prior year period.  Operating Expenses  Y/Y increase driven by efficiency related charges  Constant Currency adjusted measures are non-IFRS measures. See "Use of Non-IFRS Measures" and "Reconciliation of IFRS to Non-IFRS Results" for additional information.  Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  11

 Free Cash Flow  Building and sustaining a strong balance sheet  Free Cash Flow was €396 million in Q4, an increase Y/Y as a result of increased favorability in net working capital and higher Net Income adjusted for non-cash items.  Additionally, capital expenditures declined €4 million Y/Y to €1 million as a result of the completion of office  build-outs.  While the magnitude of Free Cash Flow can fluctuate from quarter to quarter based on seasonality and timing, we have averaged approximately €230 million of positive Free Cash Flow on a trailing 12 month basis for the past three years. On a cumulative basis, we have generated nearly €2.0 billion of Free Cash Flow since the beginning of 2016, supporting our strong balance sheet and €4.3 billion in cash and cash equivalents, restricted cash and short term investments balance.  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter. Cume represents cumulative performance since the beginning of 2016.  12

 MAUS  & SUBSCRIBERS  13

 Total MAUs grew 23% Y/Y to 602 million, up from 574 million last quarter and above our guidance by 1 million. Quarterly performance versus our guidance was impacted by:  Sustained double digit Y/Y growth in all regions  Outperformance in Latin America and Rest of World  Monthly Active Users (MAUs)  14

 Our Premium Subscribers grew 15% Y/Y to 236 million, up from 226 million last quarter and above our guidance by 1 million. Quarterly performance versus our guidance was impacted by:  Double-digit Y/Y growth across all regions  Outperformance led by Rest of World and Latin America  Better than expected Q4 promotional campaign intake  Premium Subscribers  14

 PRODUCT  & PLATFORM  16

 9th Annual Wrapped Campaign  On November 29, 2023, we launched the 9th annual year-end Spotify Wrapped campaign to users in 170 markets. Collectively, more than 225 million MAUs engaged with Wrapped content in Q4 (up more than 40% Y/Y) with strong Y/Y growth across all regions and demographics. The 2023 campaign included Your Artist Messages with video clips of over 40,000 artists thanking their most loyal fans, generating nearly 725 million video views with over half coming from Gen Z users.  23

 Building the World’s #1 Audio Network  Launched a new original podcast, What Now? with Trevor Noah, featuring interviews with special guests such as entertainers, CEOs, actors, athletes and thought leaders.  Expanded the Spotify Audience Network (SPAN) into five new markets, including India, Japan, Brazil, Mexico and Sweden. SPAN now operates in 14 total markets.  In November, made over 200,000 audiobooks available to eligible Premium Subscribers in the United States with up to 15 hours of audiobook access a month.  23

 Music  Bad Bunny’s pre-release campaign for his new album, nadie sabe lo que va a pasar mañana, had the most successful Countdown Page to date and earned over 500 million streams within the first week of launch.  To launch Spotify’s annual Wrapped Campaign, Taylor Swift was named the Top Global Artist for 2023 with more than 26.1 billion global streams since January 1st, 2023.  Launched our first ever in-app Merch Hub, which provides personalized merchandise recommendations based on user listening habits.  23

 OUTLOOK  23

 Outlook for Q1’24  The following forward-looking statements reflect Spotify’s expectations for Q1 2024 as of February 6, 2024 and are subject to substantial uncertainty.  Total MAUs  618 million  Implies the addition of approximately 16 million net new MAUs in the quarter  Total Premium Subscribers  239 million  Implies the addition of approximately 3 million net new subscribers in the quarter  Total Revenue  €3.6 billion  Assumes approximately 250 bps headwind to growth Y/Y due to foreign exchange rate movements  Gross Margin  26.4%  Primarily driven by Y/Y improvement in music, podcasting and Other Cost of Revenue  Operating Income  €180 million  Social Charges are based on a Q4 close share price of $187.91  23

 Webcast Information  We will host a live question and answer session starting at 8:00 a.m. ET today on investors.spotify.com. Daniel Ek, our Founder and CEO, and Paul Vogel, our Chief Financial Officer, will be on hand to answer questions submitted through slido.com using the event code #SpotifyEarningsQ423. Participants also may join using the listen-only conference line by registering through the following site: https://conferencingportals.com/event/VqsCtILh  We use investors.spotify.com and newsroom.spotify.com websites as well as other social media listed in the “Resources – Social Media” tab of our Investors website to disclose material company information.  Use of Non-IFRS Measures  To supplement our financial information presented in accordance with IFRS, we use the following non-IFRS financial measures: Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, adjusted operating income/(loss), and Free Cash Flow. Management believes that Revenue excluding foreign exchange effect, Premium revenue excluding foreign exchange effect, Ad-Supported revenue excluding foreign exchange effect, gross profit excluding foreign exchange effect, Operating expense excluding foreign exchange effect, and adjusted operating income/(loss) are useful to investors because they present measures that facilitate comparison to our historical performance. However, these should be considered in addition to, not as a substitute for or superior to, Revenue, Premium revenue, Ad-Supported revenue, gross profit, Operating expense, operating income/(loss), or other financial measures prepared in accordance with IFRS. Management believes that Free Cash Flow is useful to investors because it presents a measure that approximates the amount of cash generated that is available to repay debt obligations, to make investments, and for certain other activities that exclude certain infrequently occurring and/or non-cash items. However, Free Cash Flow should be considered in addition to, not as a substitute for or superior to, net cash flows (used in)/from operating activities or other financial measures prepared in accordance with IFRS. For more information on these non-IFRS financial measures, please see “Reconciliation of IFRS to Non-IFRS Results” section below.  Forward Looking Statements  This shareholder update contains estimates and forward-looking statements. All statements other than statements of historical fact are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” and similar words are intended to identify estimates and forward-looking statements. Our estimates and forward-looking statements are mainly based on our current expectations and estimates of future events and trends, which affect or may affect our businesses and operations. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to numerous risks and uncertainties and are made in light of information currently available to us. Many important factors may adversely affect our results as indicated in forward-looking statements. These factors include, but are not limited to: our ability to attract prospective users, retain existing users, and monetize our products and services; competition for users, user listening time, and advertisers; risks associated with our international operations and our ability to manage our growth and the scope and complexity of our business; risks associated with our new products or services and our emphasis on long-term user engagement over short-term results; our ability to predict, recommend, and play content that our users enjoy; our ability to generate profit or positive cash flow on a sustained basis; our ability to convince advertisers of the benefits of our advertising offerings; our ability to forecast or optimize advertising inventory amid evolving industry trends in digital advertising; our ability to generate revenues from podcasts, audiobooks, and other non-music content; potential disputes or liabilities associated with content made available on our premium service and ad-supported service (collectively, the “Service”); risks relating to acquisitions, investments, and divestitures; our dependence upon third-party licenses for most of the content we stream; our lack of control over third-party content providers who are concentrated and can unilaterally affect our access to content; our ability to comply with complex license agreements; our ability to accurately estimate royalty payments under our license agreements and relevant statutes; the limitations on our operating flexibility due to financial commitments required under certain of our license agreements; our ability to identify the compositions embodied in sound recordings and ownership thereof in order to obtain licenses or comply with existing license agreements; assertions by third parties of infringement or other violations by us of their intellectual property rights; our ability to protect our intellectual property; the dependence of streaming on operating systems, online platforms, hardware, networks, regulations, and standards that we do not control; our ability to maintain the integrity of our technology infrastructure and systems or the security of confidential information; undetected errors, misconfigurations, bugs, or vulnerabilities in our products; interruptions, delays, or discontinuations in service arising from our systems or systems of third parties; changes in laws or regulations affecting us; risks relating to privacy and data security, content moderation, and use of artificial intelligence; our ability to maintain, protect, and enhance our brand; risks associated with increased scrutiny of environmental, social, and governance matters; payment acceptance-related risks; our dependence on key personnel and ability to attract, retain, and motivate highly skilled employees; our ability to access to additional capital to support strategic objectives; risks relating to currency exchange rate fluctuations and foreign exchange controls; the impact of economic, social, or political conditions, including inflation, changes in interest rates, geopolitical conflicts in Europe and the Middle East, and related market uncertainty; our ability to accurately estimate user metrics and other estimates; our ability to manage and remediate attempts to manipulate streams and attempts to gain or provide unauthorized access to certain features of our Service; risks related to our indebtedness, including risks related to our Exchangeable Notes; fluctuation of our operating results and fair market value of ordinary shares; tax-related risks; the concentration of voting power among our founders, which limits shareholders’ ability to influence our governance and business; and risks related to our status as a foreign private issuer and a Luxembourg company. A detailed discussion of these and other risks and uncertainties that could cause actual results and events to differ materially from our estimates and forward-looking statements is included in our filings with the U.S. Securities and Exchange Commission (“SEC”), including our Annual Report on Form 20-F filed with the SEC on February 2, 2023, as updated by subsequent reports filed with the SEC. We undertake no obligation to update forward-looking statements to reflect events or circumstances occurring after the date of this shareholder update.  Rounding  Certain monetary amounts, percentages, and other figures included in this update have been subject to rounding adjustments. The sum of individual metrics may not always equal total amounts indicated due to rounding.  23

 FINANCIAL  STATEMENTS  23

 Trending Charts  MAUs, Ad-Supported Users, Premium Subscribers & Revenue By Segment  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  25

 Trending Charts  Gross Profit By Segment, Gross Margin By Segment & Free Cash Flow  * Last Twelve Months (LTM) represents annual performance covering the preceding 12 months relative to the last day of the quarter.  25

 26  Consolidated statement of operations  (Unaudited)  (in € millions, except share and per share data)  December 31, 2023  September 30, 2023  December 31, 2022  December 31, 2023  December 31, 2022  Revenue  3,671  3,357  3,166  13,247  11,727  Cost of revenue  2,691  2,472  2,365  9,850  8,801  Gross profit  980  885  801  3,397  2,926  Research and development  468  369  415  1,725  1,387  Sales and marketing  432  355  453  1,533  1,572  General and administrative  155  129  164  585  626  1,055  853  1,032  3,843  3,585  Operating (loss)/income  (75)  32  (231)  (446)  (659)  Finance income  46  55  26  161  421  Finance costs  (102)  (14)  (86)  (220)  (132)  Finance (costs)/income - net  (56)  41  (60)  (59)  289  (Loss)/income before tax  (131)  73  (291)  (505)  (370)  Income tax (benefit)/expense  (61)  8  (21)  27  60  Net (loss)/income attributable to owners of the parent  (70)  65  (270)  (532)  (430)  (Loss)/earnings per share attributable to owners of the parent  Basic  (0.36)  0.33  (1.40)  (2.73)  (2.23)  Diluted (0.36)  0.33  (1.40)  (2.73)  (2.93)  Basic 196,036,080  194,881,723  193,228,229  194,732,304  192,934,862  Three months ended  Twelve months ended  Weighted-average ordinary shares outstanding  Diluted  196,036,080  198,012,369  193,228,229  194,732,304  195,846,362

 (Unaudited)  (in € millions)  December 31, 2023  December 31, 2022  Assets  Non-current assets  Lease right-of-use assets  300  417  Property and equipment  247  348  Goodwill  1,137  1,168  Intangible assets  84  127  Long term investments  1,215  1,138  Restricted cash and other non-current assets  75  78  Deferred tax assets  28  8  3,086  3,284  Current assets  Trade and other receivables  858  690  Income tax receivable  20  5  Short term investments  1,100  867  Cash and cash equivalents  3,114  2,483  Other current assets  168  307  5,260  4,352  Total assets  8,346  7,636  Equity and liabilities  Equity  Share capital  —  —  Other paid in capital  5,155  4,789  Treasury shares  (262)  (262)  Other reserves  1,812  1,521  Accumulated deficit  (4,182)  (3,647)  Equity attributable to owners of the parent  2,523  2,401  Non-current liabilities  Exchangeable Notes  1,203  1,128  Lease liabilities  493  555  Accrued expenses and other liabilities  26  28  Provisions  3  3  Deferred tax liabilities  8  5  1,733  1,719  Current liabilities  Trade and other payables  978  845  Income tax payable  12  11  Deferred revenue  622  520  Accrued expenses and other liabilities  2,440  2,093  Provisions  21  26  Derivative liabilities  17  21  4,090  3,516  Total liabilities  5,823  5,235  Total equity and liabilities  8,346  7,636  Consolidated statement of financial position  26

 Twelve months ended  December 31, 2023  September 30, 2023  December 31, 2022  December 31, 2023  December 31, 2022  Operating activities  Net (loss)/income  (70)  65  (270)  (532)  (430)  Adjustments to reconcile net (loss)/income to net cash flows  Depreciation of property and equipment and lease right-of-use assets  23  26  32  110  118  Amortization of intangible assets  11  10  18  48  53  Impairment charges on real estate assets  33  —  —  123  —  Write-off of content assets  (1)  —  —  29  —  Excess and obsolete reserve  —  —  —  —  14  Share-based compensation expense  34  85  100  321  381  Finance income  (46)  (55)  (26)  (161)  (421)  Finance costs  102  14  86  220  132  Income tax (benefit)/expense  (61)  8  (21)  27  60  Other  5  (1)  3  1  7  Changes in working capital:  Increase in trade receivables and other assets  (97)  (69)  (69)  (145)  (84)  Increase in trade and other liabilities  419  62  74  501  226  Increase in deferred revenue  33  56  16  113  52  Decrease in provisions  (2)  (2)  (2)  (5)  (3)  Interest paid on lease liabilities  (9)  (9)  (13)  (38)  (53)  Interest received  34  28  20  111  37  Income tax paid  (11)  (7)  (18)  (43)  (43)  Net cash flows from/(used in) operating activities  397  211  (70)  680  46  Investing activities  Business combinations, net of cash acquired  —  —  —  —  (295)  Payment of deferred consideration pertaining to business combination  —  —  —  (7)  (11)  Purchases of property and equipment  (1)  (1)  (5)  (6)  (25)  Purchases of short term investments  (809)  (406)  (168)  (1,590)  (457)  Sales and maturities of short term investments  802  201  71  1,379  368  Change in restricted cash  —  6  2  4  —  Other  3  (3)  (1)  3  (3)  Net cash flows used in investing activities  (5)  (203)  (101)  (217)  (423)  Financing activities  Payments of lease liabilities  (11)  (13)  (12)  (66)  (43)  Lease incentives received  —  —  —  2  2  Proceeds from exercise of stock options  224  32  —  366  43  Repurchases of ordinary shares  —  —  —  —  (2)  Payments for employee taxes withheld from restricted stock unit releases  (19)  (20)  (9)  (68)  (40)  Net cash flows from/(used in) financing activities  194  (1)  (21)  234  (40)  Net increase/(decrease) in cash and cash equivalents  586  7  (192)  697  (417)  Cash and cash equivalents at beginning of the period  2,615  2,550  2,851  2,483  2,744  Net foreign exchange (losses)/gains on cash and cash equivalents  (87)  58  (176)  (66)  156  Cash and cash equivalents at period end*  3,114  2,615  2,483  3,114  2,483  (Unaudited) (in € millions)  Three months ended  Consolidated statement of cash flows  *As of September 30, 2023, for the purpose of presentation in the interim condensed consolidated statement of cash flows, cash and cash equivalents are presented net of bank overdrafts of €3 million.  28

 Three months ended  Twelve months ended  December 31, 2023  September 30, 2023  December 31, 2022  December 31, 2023 December 31, 2022  Basic (loss)/earnings per share  Net (loss)/income attributable to owners of the parent (70)  65  (270)  (532) (430)  Shares used in computation:  Weighted-average ordinary shares outstanding 196,036,080  194,881,723  193,228,229  194,732,304 192,934,862  Basic (loss)/earnings per share attributable to owners of the parent   (0.36) 0.33   (1.40) (2.73)  (2.23)  Diluted (loss)/earnings per share  Net (loss)/income attributable to owners of the parent  (70)  65  (270)  (532)  (430)  Fair value gains on dilutive Exchangeable Notes  —  —  —  —  (144)  Net (loss)/income used in the computation of diluted (loss)/earnings per share  (70)  65  (270)  (532)  (574)  Shares used in computation:  Weighted-average ordinary shares outstanding  196,036,080  194,881,723  193,228,229  194,732,304  192,934,862  Exchangeable Notes  —  —  —  —  2,911,500  Stock options  —  1,191,994  —  —  —  Restricted stock units  —  1,917,347  —  —  —  Other contingently issuable shares  —  21,305  —  —  —  Diluted weighted-average ordinary shares  196,036,080  198,012,369  193,228,229  194,732,304  195,846,362  Diluted (loss)/earnings per share attributable to owners of the parent  (0.36)  0.33  (1.40)  (2.73)  (2.93)  Calculation of basic and diluted (loss)/earnings per share  29  (Unaudited)  (in € millions, except share and per share data)

 29  Three months ended  Twelve months ended  December 31, 2023  December 31, 2022  December 31, 2023  December 31, 2022  IFRS revenue  3,671  3,166  13,247  11,727  Foreign exchange effect on 2023 revenue using 2022 rates  (143)  (399)  Revenue excluding foreign exchange effect  3,814  13,646  IFRS revenue year-over-year change %  16%  13%  Revenue excluding foreign exchange effect year-over-year change %  20%  16%  IFRS Premium revenue  3,170  2,717  11,566  10,251  Foreign exchange effect on 2023 Premium revenue using 2022 rates  (118)  (342)  Premium revenue excluding foreign exchange effect  3,288  11,908  IFRS Premium revenue year-over-year change %  17%  13%  Premium revenue excluding foreign exchange effect year-over-year change %  21%  16%  IFRS Ad-Supported revenue  501  449  1,681  1,476  Foreign exchange effect on 2023 Ad-Supported revenue using 2022 rates  (25)  (57)  Ad-Supported revenue excluding foreign exchange effect  526  1,738  IFRS Ad-Supported revenue year-over-year change %  12%  14%  Ad-Supported revenue excluding foreign exchange effect year-over-year change %  17%  18%  Revenue on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Reconciliation of IFRS to non-IFRS results

 Operating expenses on a constant currency basis  (Unaudited)  (in € millions, except percentages)  Three months ended  December 31, 2023 December 31, 2022  Twelve months ended December 31, 2023 December 31, 2022  IFRS Research and development expenses  468  415  1,725  1,387  Foreign exchange effect on 2023 expenses using 2022 rates  (17)  (44)  Research and development expenses excluding foreign exchange effect  485  1,769  IFRS Research and development expenses year over year change %  13%  24 %  Research and development expenses excluding foreign exchange effect year-over-year change %  17%  28 %  Reconciliation of IFRS to non-IFRS results  Three months ended  December 31, 2023 December 31, 2022  Twelve months ended December 31, 2023 December 31, 2022  IFRS Sales and marketing expenses  432  453  1,533  1,572  Foreign exchange effect on 2023 expenses using 2022 rates  (17)  (38)  Sales and marketing expenses excluding foreign exchange effect  449  1,571  IFRS Sales and marketing expenses year over year change %  (5)%  (2)%  Sales and marketing expenses excluding foreign exchange effect year-over-year change %  (1)%  0 %  Three months ended  December 31, 2023 December 31, 2022  Twelve months ended December 31, 2023 December 31, 2022  IFRS General and administrative expenses  155  164  585  626  Foreign exchange effect on 2023 expenses using 2022 rates  (7)  (20)  General and administrative expenses excluding foreign exchange effect  162  605  IFRS General and administrative expenses year over year change %  (5)%  (7)%  General and administrative expenses excluding foreign exchange effect year-over-year change %  (1)%  (3)%  Three months ended  December 31, 2023 December 31, 2022  Twelve months ended December 31, 2023 December 31, 2022  IFRS Operating expenses  1,055  1,032  3,843  3,585  Foreign exchange effect on 2023 operating expenses using 2022 rates  (41)  (102)  Operating expenses excluding foreign exchange effect  1,096  3,945  IFRS Operating expenses year over year change %  2%  7 %  Operating expenses excluding foreign exchange effect year-over-year change %  6%  10%  29

Reconciliation of IFRS to non-IFRS results

Free Cash Flow

(Unaudited)
(in € millions)

	Three months ended														
	June 30, 2020	September 30, 2020	December 31, 2020	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Net cash flows from/(used in) operating activities	39	122	107	65	54	123	119	37	39	40	(70)	59	13	211	397
Capital expenditures	(14)	(17)	(35)	(24)	(20)	(25)	(16)	(10)	(5)	(5)	(5)	(2)	(2)	(1)	(1)
Change in restricted cash	2	(2)	2	—	—	1	—	(5)	3	—	2	—	(2)	6	—
Free Cash Flow	**27**	**103**	**74**	**41**	**34**	**99**	**103**	**22**	**37**	**35**	**(73)**	**57**	**9**	**216**	**396**

Free Cash Flow

(Unaudited)
(in € millions)

	Last twelve months ended											
	March 31, 2021	June 30, 2021	September 30, 2021	December 31, 2021	March 31, 2022	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023
Net cash flows from operating activities	333	348	349	361	333	318	235	46	68	42	213	680
Capital expenditures	(90)	(96)	(104)	(85)	(71)	(56)	(36)	(25)	(17)	(14)	(10)	(6)
Change in restricted cash	2	—	3	1	(4)	(1)	(2)	—	5	—	6	4
Free Cash Flow	**245**	**252**	**248**	**277**	**258**	**261**	**197**	**21**	**56**	**28**	**209**	**678**

Free Cash Flow

(Unaudited)
(in € millions)

	Twelve months ended						
	December 31, 2017	December 31, 2018	December 31, 2019	December 31, 2020	December 31, 2021	December 31, 2022	December 31, 2023
Net cash flows from operating activities	179	344	573	259	361	46	680
Capital expenditures	(36)	(125)	(135)	(78)	(85)	(25)	(6)
Change in restricted cash	(34)	(10)	2	2	1	—	4
Free Cash Flow	**109**	**209**	**440**	**183**	**277**	**21**	**678**

32

29  Adjusted operating income  (Unaudited)  (in € millions, except percentages)  Three months ended  December 31, 2023  IFRS operating loss  (75)  Adjustments:  Add: Employee severance and related charges  110 (1)  Add: Impairmment charge on real estate assets  33 (2)  Total adjustments  143  Adjusted operating income (non-IFRS)  68  IFRS operating margin  (2.4)%  Adjusted operating margin (non-IFRS)  2.1 %  Reflects severance charges incurred in connection with our workforce reduction plan  Reflects non cash asset impairment charges related to real estate optimization plan  Reconciliation of IFRS to non-IFRS results